SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PROTOCOL AND JUSTIFICATION OF THE MERGER OF BRASIL TV A CABO
PARTICIPAÇÕES S.A. INTO VIVAX S.A. AND THE MERGER OF THE SHARES
ISSUED BY VIVAX S.A. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

This Protocol and Justification of Merger of Brasil TV a Cabo Participações S.A. into Vivax S.A. and the Merger of the Shares Issued by Vivax S.A. into Net Serviços de Comunicação S.A. (“Protocol”) is a private instrument, in accordance with the provisions of Law no. 6,404/76, as amended by Laws nos. 9,457/97 and 10,303/01, and is hereby entered into by the managers of the following companies:

(I) NET SERVIÇOS DE COMUNICAÇÃO S.A., a publicly-held corporation headquartered in the city of São Paulo, state of São Paulo, at Rua Verbo Divino, 1356, 1° andar, registered at the CNPJ/MF under no. 00.108.786/0001 -65, hereby represented pursuant to its Articles of Incorporation and By-laws, hereinafter referred to as “NET”;

(II) VIVAX S.A., a publicly-held corporation headquartered in the city of Americana, state of São Paulo, at Avenida José Meneghel, 65, sala 7, registered at the CNPJ/MF under no. 01.402.946/0001 -47, hereby represented pursuant to its Articles of Incorporation and By-laws, hereinafter referred to as “Vivax”; and

(III) BRASIL TV A CABO PARTICIPAÇÕES S.A., a privately-held corporation, headquartered in the city of Americana, state of São Paulo, at Avenida José Meneghel, 65, sala 2, registered at the CNPJ/MF under no. 01.924.561/0001 -40, hereby represented pursuant to its Articles of Incorporation and By-laws, hereinafter referred to as “BTVC”;

NET, Vivax and BTVC, when mentioned together will hereinafter be referred to as the “Parties” or “Companies”;

1. CONSIDERATIONS AND JUSTIFICATIONS

1.1 NET is a publicly-held corporation, with a capital stock amounting to four billion, one hundred and fifty five million, nine hundred and sixty eight thousand, seven hundred and three reais and twenty nine centavos (R$4,155,968,703.29), divided into one hundred and eleven million, eight hundred and twenty two thousand, one hundred and thirty seven (111,822,137) common shares and one hundred and eighty three million, five hundred and fifty nine thousand, three hundred and twelve (183,559,312) preferred shares, all nominative, book-entry and no-par shares, which are distributed between its shareholders as follows:

SHAREHOLDERS	Number of ON Shares	% ON	Number of PN Shares	% PN	Total (Shares)	Total (%)

GB Empreendimentos e Participações S.A.	57,029,290	51.00%	0	0.00%	57,029,290	19.31%

Globo Comunicação e Participações S.A.	1,880,731	1.68%	0	0.00%	1,880,731	0.64%

Distel Holding S.A.	9,685,782	8.66%	0	0.00%	9,685,782	3.28%

Embratel Participações S.A.	40,424,873	36.15%	12,090,947	6.59%	52,515,820	17.78%

Empresa Brasileira de Telecomunicações S.A.	2,081,588	1.86%	15,823,677	8.62%	17,905,265	6.06%

Others	719,873	0.64%	155,644,688	84.79%	156,364,561	52.94%

TOTAL SHARES	111,822,137	100%	183,559,312	100%	295,381,449	100%

1.2 Vivax is a publicly-held corporation, with a fully subscribed and paid-in capital stock amounting to four hundred and seventy eight million, one hundred and ninety three thousand, six hundred and sixty three Reais and twenty five centavos (R$478,193,663.25), divided into one hundred and ten million, three hundred and ninety eight thousand, three hundred and twenty three (110,398,323) shares, of which fifty six million, one hundred and forty two thousand and eighteen (56,142,018) are common shares and fifty four million, two hundred and fifty six thousand, three hundred and five (54,256,305) are preferred shares, all no-par value shares, which are distributed between its shareholders as follows:

SHAREHOLDERS	Number of ON Shares	% ON	Number of PN Shares	% PN	Total (Shares)	Total (%)

Brasil TV a Cabo Participações S.A.	29,508,429	52.56%	-	0.00%	29,508,429	26.73%

Net Serviços de Comunicação S.A.	5,033,588	8.96%	11,056,300	20.38%	16,089,888	14.57%

Others	21,600,001	38.47%	43,200,005	79.62%	64,800,006	58.70%

Total	56,142,018	100.0%	54,256,305	100.0%	110,398,323	100.0%

1.3 BTVC is a privately-held corporation, with a fully subscribed and paid-in capital stock amounting to ninety one million, seven hundred and twenty thousand, nine hundred and thirteen reais (R$91,720,913.00), divided into ninety one million, seven hundred and twenty thousand, nine hundred and thirteen (91,720,913) shares, of which thirty million, five hundred and seventy three thousand, three hundred and thirty two (30,573,332) are common shares and sixty one million, one hundred and forty seven thousand, five hundred and eighty one (61,147,581) are preferred shares, all no-par value shares, which are distributed between its shareholders as follows:

SHAREHOLDERS	Number of ON Shares	% ON	Number of PN Shares	% PN	Total (Shares)	Total (%)

Fernando Norbert	15,769,118	51.58%	0	0.00%	15,769,118	17.19%

Net Serviços de Comunicação S.A.	14,804,214	48.42%	61,147,581	100.0%	75,951,795	82.81%

Total	30,573,332	100.0%	61,147,581	100.0%	91,720,913	100.0%

1.4 In light of the studies and discussions previously held by the management of NET, Vivax and BTVC within the process of acquisition of the shareholding control of Vivax by NET, a decision was reached for implementing a corporate restructuring aimed at making possible the migration of BTVC’s and Vivax’s shareholders to NET’s shareholding base, pursuant to successive company and share merger transactions, in accordance with the provisions of Arts. 227 and 252 of Law no. 6,404/76, respectively (“Corporate Restructuring”). The Corporate Restructuring will be carried out in two distinct and subsequent stages, as follows: (i) the first one providing for the merger of BTVC into Vivax, with the subsequent winding up of BTVC, as provided for by Art. 227 of Law no. 6,404/76 (“Merger of BTVC”) and (ii) subsequently, the merger into NET’s equity of the shares issued by Vivax, which, on the date of the merger, are not held by it, with the subsequent conversion of Vivax into a wholly-owned subsidiary of NET, in accordance with the provisions of Art. 252 of Law no. 6,404/76 (“Merger of the Shares of Vivax”).

1.5 The Corporate Restructuring, providing for the Merger of BTVC and the Merger of the Shares of Vivax, is aimed at: (i) aligning the interests of all shareholders of the three Companies involved in the Restructuring; (ii) simplifying the corporate structure of the activities controlled by NET; (iii) increasing NET’s shareholding base; (iv) providing higher levels of administrative rationalization, in addition to focusing efforts with a view to strengthening and increasing its activities in the market, pursuant to the use of operational synergies and administrative and sales optimization; and (v) increasing the liquidity of NET’s shares in the market. In addition, as a result of the Merger of the Shares of Vivax, Vivax’s non-controlling shareholders will own preferred shares with higher liquidity in the market and that are part of the IBOVESPA, the index of the São Paulo Stock Exchange (BOVESPA).

1.6 In light of these premises, considerations and justifications, the managements of the Companies, through this Protocol, are proposing that the Corporate Restructuring be carried out, pursuant to the implementation of the Merger of BTVC and of the Merger of the Shares of Vivax, in accordance with the terms and conditions provided for in this instrument.

2. COMMON CORPORATE RESTRUCTURING FEATURES

2.1 Corporate Documents: The Merger of BTVC and the Merger of the Shares of Vivax (and all documents related thereof) shall be submitted to the Boards of Directors of NET and Vivax, the Board of Executive Directors of BTVC and the Fiscal Council of NET and shall be discussed by their respective shareholders at Special General Meetings to be especially called for that purpose.

2.2 Appraisal of the Companies: For the purposes of the Corporate Restructuring, the Companies hired the following specialized companies to perform the appraisal of their respective shareholders’ equity: (i) Apsis Consultoria Empresarial Ltda., a limited liability company, headquartered at Rua São José, 90, grupo 1,802, in the city of Rio de Janeiro, state of Rio de Janeiro, registered at the CNPJ/MF under no. 27.281.922/0001 -70: (a) for appraising the book value of the shareholders’ equity of the Companies, which presented the respective appraisal reports (“Book Value Reports”); (b) for appraising the shareholders’ equity of NET and Vivax at their market value, in accordance with the provisions of Art. 264 of Law no. 6,404/76, which presented their respective appraisal reports (“Market Value Reports”); and (c) for appraising the economic value of the shares issued by Vivax, in accordance with the provisions of Art. 8 of Law no. 6,404/76, for the purposes of NET’s capital increase (“Report for Capital Increase”); and (ii) Goldman, Sachs & Co., a company duly incorporated in accordance with the laws of the United States of America, headquartered at 85 Broad Street, in the city of New York, state of New York, United States of America, and Goldman Sachs Representações Ltda., headquartered at Av. Presidente Juscelino Kubitschek, 510, 6° Andar, in the city of São Paulo, state of São Paulo, registered at the CNPJ/MF under no. 30.892.178/0001 -55, for appraising the shareholders’ equity of NET and Vivax, for the purposes of determining the replacement ratio of the shares issued by Vivax for shares issued by NET, based on their respective economic values, through the discounted cash flow method, which presented their respective appraisal reports (“Economic Value Reports”).

2.3 Base Balance Sheets of the Corporate Restructuring: The Balance Sheets of NET, Vivax and BTVC prepared on March 31, 2007 (“Base Balance Sheets” or individually “Base Balance Sheet of NET”, “Base Balance Sheet of Vivax” and “Base Balance Sheet of BTVC”), comprise the base balance sheets of the Merger of BTVC and the Merger of the Shares of Vivax, which were prepared in accordance with Brazilian GAAP, on consistent bases, containing all accounting elements necessary to and sufficient for the implementation of the Restructuring, which were audited by KPMG Auditores Independentes, in relation to NET, and Deloitte Touche Tohmatsu Auditores Independentes, in relation to Vivax and BTVC.

2.4. Right to Withdraw: In accordance with the provisions of Law no. 6,404/76, the Merger of BTVC, with the subsequent acquisition of the shareholding control of VIVAX by NET, gives rise to the possibility of the exercise of the right to withdraw by the shareholders of BTVC who disagree with the decision, and the Merger of the Shares of Vivax gives rise to the exercise of the right to withdraw by the shareholders of Vivax and by the shareholders owners of common shares issued by NET who disagree with the decision, and, in both cases, said rights may be exercised by their respective shareholders within thirty (30) days subsequently to the publication of the respective minutes of the special general meetings of the Companies, it being understood that the shareholders of the Companies that acquire shares as from May 24, 2007, inclusive, shall not be entitled to exercise the right to withdraw mentioned in this item, in accordance with the provisions of Section I of Art. 137 of Law no. 6,404/76. The shareholders owners of preferred shares issued by NET are not entitled to the right to withdraw since these shares meet the liquidity and dispersion requirements mentioned under Item II of Art. 137 of Law no. 6,404/76.

2.5 Succession: In view of the legal nature of the Merger of BTVC, Vivax, pursuant to the provisions of Art. 227 of Law no. 6,404/76, shall succeed BTVC in all of its rights and duties. However, due to the legal nature of the Merger of the Shares of Vivax, after same is carried out, NET shall not absorb the assets, rights, effects, duties and responsibilities of Vivax, whose corporate characteristics shall remain intact.

3. MERGER OF BTVC

Provided the common Corporate Restructuring features are complied with, in accordance with the provisions of item (2) above, the Merger of BTVC shall be implemented in accordance with the following terms and conditions:

3,1 Date of the Decision of the Merger of BTVC: The Merger of BTVC shall be decided in Special General Meetings of BTVC and Vivax, to be held on June 11, 2007.

3,2 Appraisal of the Shareholders' Equity of Vivax and BTVC at their Book Value: The Book Value Reports established the following values:

Book Value
COMPANY	on 03/31/07	Book Value per Share on
	(in thousand reais)	03/31/07

Vivax	R$349,103	R$3.16

BTVC	R$93,257	R$1.02

3.3 Replacement Ratio of Common and Preferred Shares of BTVC: For the purposes of defining the replacement ratio of BTVC’s share for Vivax’s shares, the managements of Vivax and BTVC took into account the value assessed in the Book Value Reports and adopted the following replacement ratio: a fraction equivalent to 0.3217 common share issued by Vivax shall be allocated for each common or preferred share issued by BTVC. Since the only relevant asset of BTVC is the equity interest it has in Vivax, any share replacement ratio proposed would be the same, regardless of the criterion adopted for its definition. The Merger of BTVC shall be implemented without issuing new shares of Vivax, and only with the delivery of the shares currently existing and held by BTVC to the current shareholders of BTVC.

3.4 Right to Withdraw: The shareholders of BTVC who exercise their right to withdraw shall be reimbursed based on the book value of the shareholders’ equity of the shares issued by BTVC (Art. 45 of Law no. 6,404/76), which, pursuant to the Base Balance Sheet of BTVC is equivalent to one real and two centavos (R$1.02) per share, and said shareholders may request that a special balance sheet of BTVC be prepared, in accordance with the provisions of Section II of Art. 45 of Law no. 6,404/76, for the purposes of calculating the reimbursement amount. Explicit indications received within thirty (30) days as from the date of publication of the minutes of the Special General Meeting of BTVC that decides on the approval of the Merger of BTVC shall be deemed timely, and the payment of the reimbursement shall depend on the effective performance of the transaction, pursuant to the provisions of Art. 230 of Law 6,404/76. In the event the preparation of the special balance sheet of BTVC is requested, the shareholder shall receive 80% of the reimbursement amount, and the balance, if any, shall be paid within one hundred and twenty (120) days as from the date of the decision of the respective Meeting, pursuant to the provisions of Section III of Article 137.

3.5 Capital Stock of Vivax: The Merger of BTVC shall not result in a capital stock increase of Vivax, since the only relevant asset of BTVC is the investment represented by the shares issued by Vivax.

4. MERGER OF THE SHARES OF VIVAX

Provided the common Corporate Restructuring features are complied with, in accordance with the provisions of item (2) above, and taking into account the results arising from the Merger of BTVC, which shall be previously concluded, the Merger of the Shares of Vivax shall be implemented in accordance with the following terms and conditions:

4.1 Date of the Decision of the Merger of the Shares of Vivax: The Merger of the Shares of Vivax shall be decided in Special General Meetings of Vivax and NET to be held on June 11, 2007.

4.2 Appraisal of the Shareholders’ Equity of NET and Vivax at Market Prices: The Market Value Reports established the following values:

Equity Value at Market
	Prices	Equity Value at Market
COMPANY	on 03/31/07	Prices per Share on
	(in thousand reais)	03/31/07

NET	R$1,350,680	R$4.57

Vivax	R$319,283	R$2.89

As a result of these appraisals, the following share exchange ratio was verified based on the Market Value Reports, for the purposes of calculating the right to withdraw for the shareholders of Vivax as a result of the merger of the shares issued by Vivax into NET, for the purposes of the comparison that is mentioned under Section III of Art. 264 of Law no. 6,404/76: each share issued by Vivax is equivalent to 0.6325 share issued by NET.

4.2.1 In relation to NET and Vivax, the Market Value Reports take into account the effects arising from the first stage of the Restructuring, that is, the Merger of BTVC.

4.3 Vivax Common and Preferred Share Replacement Ratio: For the purposes of defining the replacement ratio of the shares issued by Vivax for preferred shares issued by NET, the managements of NET and Vivax took into account the gap of the share replacement ratio set forth based on the values appraised in the gaps of the appraisals included in the Economic Value Reports, adopting, therefore, the following replacement ratio: a fraction equivalent to 0.5678 preferred share to be issued by NET shall be allocated for each common or preferred share issued by Vivax.

4.3.1 For the purposes of the Merger of Shares, when same is effectively implemented, the “UNITS” used for jointly trading the shares issued by Vivax on the stock exchange shall be split and the shares shall be individually converted in accordance with the replacement ratio indicated above.

4.4 Fractions of Shares: The share replacement ratio shall result in the fractioning of the shares, the reason why the non-controlling shareholders of Vivax may, within thirty (30) days as from the publication of the notice to the shareholders and of the minutes of the Special General Meetings that approve the Merger of the Shares of Vivax, adjust their holdings, pursuant to negotiation, through authorized brokerage companies of their choice.

4.5. Disposal of the Fractions of Shares: After the said thirty-day period is over, the remaining fractions of the shares of the non-controlling shareholders of Vivax who do not adjust their holdings, shall be split and grouped in whole numbers and subsequently sold by NET in an auction to be held on the São Paulo Stock Exchange (BOVESPA), and the net values raised from the sale of said shares shall be made available to their owners, as from the date for the beginning of payment to be decided in accordance with the notice to the shareholders to be published for that purpose.

4.6 Voting and Equity1 Advantages of the Shareholders of Vivax before and after the Merger of the Shares of Vivax:

The following table provides a comparison between the voting and equity advantages of the shareholders of Vivax before and after the Merger of the Shares of Vivax:

Before the Merger of the Shares	After the Merger of the Shares
The common and preferred shares issued by Vivax, grant their owners the following rights:	The preferred shares to be issued by NET as a result of the Merger of Shares, shall grant its owners the following rights:
(i) in accordance with the provisions of sections I and III, of article 5, of the Articles of Incorporation and By-laws of Vivax, each common share entitles its owner the right of one vote in the decisions of the General Meeting; in addition, the preferred shares grant voting rights exclusively in matters related to: (a) the conversion, merger, consolidation or spin off of the company; (b) the approval of agreements between the company and its controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has interests, when the general meeting is responsible for approving said agreement; (c) the appraisal of assets earmarked for the payment-in of the capital increase of the company; (d) the selection of specialized company to determine the economic value of the shares of the company, in the event o f a delisting of shares or should its shares cease to be listed in the “Level 2” of the São Paulo Stock Exchange; (e) the change or revocation of provisions of its Articles of Incorporation and By-laws that result in the non-compliance, by the company, of the requirements related to said “Level 2”;

(i) in accordance with the provisions of sections I and II, of article 5, of the Articles of Incorporation and By-laws of NET, the preferred shares shall be entitled to voting rights exclusively in matters related to: (a)the conversion, merger, consolidation or spin off of the company; (b) the appraisal of assets earmarked for the payment-in of the capital increase of the company; (c) the selection of specialized company to determine the economic value of the shares of the company, in the event of a delisting of shares or should its shares cease to be listed in the “Level 2” of the São Paulo Stock Exchange; (d) the change or revocation of provisions of its Articles of Incorporation and By-laws that result in the non-compliance, by the company, of the requirements related to said “Level 2”; and (e) the approval of agreements between the company and i ts controlling shareholder, as well as other companies in which the controlling shareholder has interests, when the general meeting is responsible for approving said agreement;

(ii) in accordance with the provisions of article 22 of the Articles of Incorporation and By-laws of Vivax, in the event of transfer of control, the non-controlling shareholders holders of common shares have ensured the same treatment as the one granted to the controlling shareholder, and, to the holders of preferred shares, the minimum amount of one hundred per cent (100%) of the amount offered to the holders of common shares;

(ii) in accordance with the provisions of section III, of article 5, of the Articles of Incorporation and By-laws of NET, the preferred shares will be entitled to: (i)receive dividends in cash in an amount ten per cent (10%) higher than those paid to the common shares; (ii) priority in the reimbursement in the event of liquidation of the company, with no premium, for the equity value; and (iii) the same treatment as the one granted to the controlling shareholders in the event of transfer of control;

(iii) in accordance with the provisions of the single section of article 20 of the Articles of Incorporation and By-laws of Vivax, the common and preferred shares are entitled to receive a mandatory dividend of, at least, 25% of the net income for the year, adjusted in accordance with Art. 202 of Law no. 6,404/76;

(iii) in accordance with the provisions of section II of article 26 of the Articles of Incorporation and By-laws of NET, the preferred shares to be issued are entitled to receive a mandatory dividend of, at least, 25% of the net income for the year, adjusted in accordance with Art. 202 of Law no. 6,404/76;

____________________________
1 This term may be adequately used.

4.7 Additional Advantages: As a result of the Merger of the Shares of Vivax, the shareholders of Vivax will own preferred shares with higher liquidity in the market and that are part of the IBOVESPA, the index of the São Paulo Stock Exchange (BOVESPA).

4.8 Right to Withdraw: According to section III of Art. 264 of Law no. 6,404/76, should the replacement ratio calculated based on the appraisal of the shareholders’ equity at market value (item 4.2) be more advantageous than the replacement ratio of Vivax’s shares for NET’s shares to be proposed, performed based on the appraisal of the companies at their economic value (item 4.3), the dissenting shareholders of Vivax have the option of exercising their right to withdraw based on Vivax’s equity value at market value or based on its book value. As a result, the reimbursement value shall be, according to the option to be exercised by the dissenting shareholders: (i) the book value of the shareholder’s equity of the shares issued by Vivax (Art. 45 of Law no. 6,404/76), which, as informed in the Base Balance Sheet of Vivax, is equivalent to three reais and sixteen centavos (R$3.16) per share; or (ii) the shareholders’ equity value of the shares issued by Vivax calculated at market value (Section III of Art. 264 of Law no. 6,404/76), which, as informed in the Market Value Reports, is equivalent to two reais and eighty nine centavos (R$2.89) per share. The shareholders owners of common shares issued by NET who exercise their right to withdraw as a result of the decision to approve the Merger of the Shares of Vivax shall be reimbursed based on the book value of the shareholders’ equity of the shares issued by NET (Art. 45 of Law no. 6,404/76), which, as informed in the Base Balance Sheet of NET, is equivalent to four reais and twenty eight centavos (R$4.28) per share. The shareholders owners of preferred shares issued by NET are not entitled to the right to withdraw since these shares meet the liquidity and dispersion requirements mentioned under Item II of Art. 137 of Law no. 6,404/76.

For the purposes of calculating the reimbursement amount, the shareholders of Vivax and of NET who exercise their right to withdraw may request that a special balance sheet be prepared, in accordance with the provisions of Section II of Art. 45 of Law no. 6,404/76. Explicit indications received within thirty (30) days as from the date of publication of the minutes of the Special General Meetings of Vivax and NET that decide on the approval of the Merger of Shares shall be deemed timely, and the payment of the reimbursement shall depend on the effective performance of the transaction, pursuant to the provisions of Art. 230 of Law 6,404/76. In the event the preparation of the special balance sheet of NET is requested, the shareholder shall receive 80% of the reimbursement amount, and the balance, if any, shall be paid within one hundred and twenty (120) days as from the date of the decision of the respective Meetings, pursuant to the provisions of Section III of Article 137.

4.9 Capital Increase of NET: The Merger of the Shares of Vivax shall result in a capital increase of NET’s capital stock, pursuant to the transfer of all shares of the current shareholders of Vivax to the equity of NET, in accordance with the value of these shares appraised in the Report for Capital Increase, which indicated an economic value of the shareholders’ equity of Vivax, for that purpose, of two billion, ninety one million, six hundred and one thousand, one hundred and seven reais and sixty four centavos (R$2,091,601,107.64) . As a result, the capital increase of NET’s capital stock shall be equal to one billion, three hundred and twenty three million, ninety hundred and twenty two thousand, three hundred and fourteen reais and thirty six centavos (R$1,323,922,314.36), pursuant to the issuance of thirty nine million, six hundred and seventy four thousand, twenty eight (39,674,028) preferred shares, all book-entry and with no-par value, which shall be subscribed by the Board of Executive Directors of Vivax at the Special General Meeting of NET that decides on the increase, on behalf of the shareholders of Vivax, in accordance with their respective holdings at the close of the trading session on the stock exchange on the day immediately prior to the date of the swap. As a result of this capital increase, the total capital stock of NET shall be equal to five billion, four hundred and seventy nine million, eight hundred and ninety one thousand, seventeen reais and sixty five centavos (R$5,479,891,017.65), divided into three hundred and thirty five million, fifty five thousand, four hundred and seventy seven (335,055,477) shares, of which one hundred and eleven million, eight hundred and twenty two thousand, one hundred and thirty seven (111,822,137) are common shares and two hundred and twenty three million, two hundred and thirty three thousand, three hundred and forty (223,233,340) are preferred shares. Because this is a merger of shares, the shares issued by Vivax, owned by NET, shall be maintained in the equity of same, without any change.

4,10 Capital Stock of Vivax: As a result of the Merger of the Shares of Vivax, the capital stock of Vivax shall be held solely by NET, and, consequently, Vivax shall become a wholly-owned subsidiary of NET.

4,11 Amendment to NET’s Articles of Incorporation and By-laws: As a result of the Merger of the Shares of Vivax, NET’s Articles of Incorporation and By-laws shall be amended in order to reflect the increase of its capital stock and in the number of its shares.

4,12 Preceding Condition: Taking into account that the Merger of the Shares of Vivax constitutes a phase subsequent to the Restructuring, it has been agreed that the performance of the Merger of the Shares of Vivax is contingent to the prior approval of the Merger of BTVC.

5. DOCUMENTS OF THE CORPORATE RESTRUCTURING

5.1 All documents mentioned in this Protocol shall be, as from this date, available to the shareholders of the Companies, at their respective headquarters, and may be inspected during regular business hours.

5.2 Information related to the Corporate Restructuring shall be available to the shareholders of the Companies at the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of the São Paulo Stock Exchange (www.bovespa.com.br).

IN WITNESS WHEREOF, the Parties sign this Protocol in four (4) copies of same content and form, in the presence of two (2) undersigned witnesses.

São Paulo, SP, May 23, 2007.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Francisco Tosta Valim Filho	José Antônio Guaraldi Félix
General Officer	Operations Officer

VIVAX S.A.

Christopher Paul Torto	Antônio João Filho
C.E.O	Vice Chief Executive Officer

BRASIL TV A CABO PARTICIPAÇÕES S.A.
Christopher Paul Torto
C.E.O

Witnesses:

Name:	Name:
RG:	RG:
CPF/MF:	CPF/MF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.